Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), September 30, 2020

Mr. Chairman

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the closely held corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by the Commission for the Financial Market:

In our notice of a Material Fact (Hecho Esencial) dated on April 28, 2020, we informed that a General Shareholders’ Meeting of the Company to be held on May 19, 2020 had been convened, to decide on a capital increase of the Company, up to a maximum amount of US$700 million, through the issuance of shares to be subscribed for in cash. In the same notice we also indicated that, of the total amount proposed for the capital increase, it was estimated that US$250 million will be required to be paid during the year 2020, while the remaining US$ 450 million would be paid during the course of the year 2021, depending on the required resources in such year.

Since the capital increase was approved in the abovementioned Shareholders’ Meeting, and the Board of Directors of the Company has since decided to issue the corresponding shares of capital stock, by this notice we inform that as of 24th of September, 2020 the portion of the capital increase planned for 2020 (US$ 250 million)was wholly subscribed and paid-in by the shareholders of the Company.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

- Unions